                                                                    EXHIBIT 12.1

                        IDEC PHARMACEUTICALS CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                         (in thousands, except ratios)


                                                                                                                 Nine Months
                                                                  Years Ended December 31,                   Ended September 30,
                                                  -------------------------------------------------------    -------------------
                                                    1994        1995        1996        1997        1998       1998       1999
                                                  -------     -------     -------     -------     -------    -------    -------
Pre-tax income (loss) from operations             (18,031)    (17,292)     (5,651)    (15,424)     21,900     16,047     37,238

Fixed charges:
  Interest expense and amortization of
   original issue discount on all indebtedness        471       2,278       2,697         917         630        523      4,348
  Preferred stock dividends                             -           -           -         696           -          -          -
  Interest included in rent expense                   461         465         483         557         600        444        481
                                                  -------     -------     -------     -------     -------    -------    -------
    Total fixed charges                               932       2,743       3,180       2,170       1,230        967      4,829

Earnings (loss) before income taxes and fixed
  charges                                         (17,099)    (14,549)     (2,471)    (13,254)     23,130     17,014     42,067
                                                  =======     =======     =======      ======     =======    =======    =======

Ratio of earnings to fixed charges                    n/a         n/a         n/a         n/a        18.8       17.6        8.7


(1) The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness, (ii) preferred stock dividends and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings were not sufficient to cover fixed charges for the years ended December 31, 1994, 1995, 1996 and 1997.